Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES AUTOMATIC SECURITIES PURCHASE PLAN FOR SHARE BUYBACKS

Thousand Oaks, CALIFORNIA, October 29, 2024 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) announces that the Company has established a pre-defined automatic securities purchase plan (the “ASPP”) with its broker, Roth Capital Partners LLC, to allow for the purchase of the Company’s common shares on NASDAQ under Rule 10b5-1, at any time, including when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com